February 15, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Sonia Gupta Barros, Esq.

Angela McHale, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Registration Statement on Form S-11

Filed on February 15, 2013

CIK No. 0001561894

Dear Ms. Gupta Barros and Ms. McHale:

On behalf of our client, Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated February 6, 2013 (the “February 6 Letter”), with respect to the amended draft of the Registration Statement on Form S-11, submitted on a confidential basis by the Company on January 25, 2013 (the “Draft Registration Statement”). The responses are set out in the order in which the comments were set out in the February 6 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of the first publicly filed Registration Statement (the “Registration Statement”), which was filed today by the Company via EDGAR, reflecting all changes to the Draft Registration Statement in response to the comments of the Staff contained in the February 6 Letter as well as changes arising from the passage of time since January 25, 2013. All page references in the responses below are to the pages of the marked copy of the Registration Statement.

Overview, page 1

1.	Please remember to provide us with support for all quantitative and qualitative business and industry data used in the registration statement, as requested in our December 6, 2012 letter.

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide the Staff with copies of the supporting materials.

Dilution, page 58

2.	We note your response to prior comment four and your revisions to your filing. Your response did not address our comment in its entirety; as such, it will be partially reissued. Please also revise your dilution table to show the increase to net tangible book value that resulted from the formation transaction separately from the increase attributable to the offering.

Sonia Gupta Barros, Esq.

Angela McHale, Esq.

United States Securities and Exchange Commission

February 15, 2013

In response to the Staff’s comment, we note that we do not believe that any of the formation transactions impact net tangible book value of the Company. As disclosed in the prospectus under the caption the “The Structure and Formation of our Company,” the principal elements of the formation transactions are:

1. The formation of the Company;

2. The distribution in December 2012 of the equity interest in HA EnergySource Holdings, LLC (“HA EnergySource”). Prior to and as part of this transaction, Hannon Armstrong Capital, LLC (“Hannon Armstrong”) provided a $3.4 million capital commitment to HA EnergySource and the entire dividend of $3.9 million was recorded in Hannon Armstrong’s December 31, 2012 balance sheet;

3. The exchange by the current owners of Hannon Armstrong, by merger or equity contribution, of the equity interests in the entities that own Hannon Armstrong for shares of common stock in the Company or OP units in the operating partnership; and

4. The retirement, through the application of a portion of the net proceeds of the offering, of the notes that financed identified projects in order to allow the Company to retain a larger portion of the economics of these projects.

The transactions described in paragraphs 1 and 3 above clearly do not impact net tangible book value of the Company. In addition, because the distribution of HA EnergySource occurred in December 2012, the transaction did not have an impact on net tangible book value of the Company as of December 31, 2012. In addition, any funding of the capital commitment from the Hannon Armstrong to HA EnergySource also does not impact net tangible book value because as of December 31, 2012, the capital commitment was recorded on the balance sheet of Hannon Armstrong as a liability. The funding of the capital commitment reduces the amount of the liability owed to HA EnergySource by the amount of cash that is funded, with the net impact being no change in net tangible book value. Finally, because it is anticipated that the notes to be retired in paragraph 4 above are being repurchased for cash and not equity, no impact to net tangible book value after December 31, 2012 should result.

Sonia Gupta Barros, Esq.

Angela McHale, Esq.

United States Securities and Exchange Commission

February 15, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Contractual Obligations and Commitments, page 83

3.	We note your response to prior comment seven and your revisions to your filing. Your response did not address our comment; as such it will be reissued. Please also disclose the amount of interest to be paid in future periods related to your debt. Please refer to footnote 46 in our Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” to disclose the amount of interest to be paid in future periods relating to its debt.

Distribution of HA Energy Source Holdings, LLC to our current owners, page 132

4.	We note your response to comment 8 from our letter dated January 15, 2013, as well as your revised disclosure, and we reissue our comment. Please provide the material terms of the distribution, including both the distribution amount and the dividend amount to be received by the existing owners. Please include this information here and in the summary section. Lastly, please describe the purpose for the $3.4 million capital contribution to HA EnergySource, considering that you determined that an interest in HA EnergySource would not be suitable for inclusion as part of your plan to continue your business as a REIT.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 84 and 133 under the captions “Prospectus Summary—The Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” and “The Structure and Formation of Our Company—Distribution of HA EnergySource Holdings, LLC to our Current Owners,” respectively, to disclose the material terms of the distribution of the equity interest in HA EnergySource, including the historical book value of HA EnergySource, as of December 31, 2012, and to disclose the purpose for the $3.4 million capital commitment.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-6

5.	We note your adjustment two. Please tell us why you have recorded an adjustment for the income statement impact of the distribution of HA EnergySource Holdings, LLC to your current owners, as this distribution does not appear to have an income statement impact. Alternatively, if this adjustment is to remove your Loss from equity method investment in affiliate, then please revise your description.

Sonia Gupta Barros, Esq.

Angela McHale, Esq.

United States Securities and Exchange Commission

February 15, 2013

In response to the Staff’s comment, the Company has revised the disclosure on page F-6 under Note 2 of “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements” to state that this adjustment is to remove loss from equity method investment in affiliate from the income statement as a result of the distribution to Hannon Armstrong’s current owners of the ownership interest currently held by Hannon Armstrong of HA EnergySource.

Financial Statements of Hannon Armstrong Capital, LLC for the interim period ended December 31, 2012

Notes to Condensed Consolidated Financial Statements, page F-14

2. Summary of Significant Accounting Policies, page F-14

6.	On page 74, you disclose a modification of a fixed rate loan. Please tell us the nature of the loan modification and tell us how you accounted for this loan modification. Please revise your financial statements to include a policy note for loan modifications.

In response to the Staff’s comment, the Company advises the Staff that the loan modification was a partial prepayment of a fixed rate investment in financing receivable that was financed by non-recourse debt. Under the terms of these contracts, the Company received no economic interest in the prepayment which was passed onto the holder of the nonrecourse debt. The Company has revised the disclosure on pages F-16 and F-35 under Note 2 of “Notes to Condensed Consolidated Financial Statements, December 31, 2012” and Note 2 of “Notes to Consolidated Financial Statements, September 30, 2012,” respectively, to include a policy note for loan modifications under the heading “Modifications to Investments in Financing Receivables and Debt.”

Financial Statements of Hannon Armstrong Capital, LLC for the year ended September 30, 2012, page F-27

7.	We note your response to prior comment ten. Please tell us how you determined you do not hold any investments required to be disclosed under Item II, as it appears that you own other securities of business corporations. If you continue to believe that you do not own investments required to be disclosed under Item II, please tell us if you own loans to be disclosed under Item III of Guide 3.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Investment in Financing Receivables” to disclose a summary of the Company’s anticipated principal repayments of its investment in financing receivables as of September 30, 2012. Additionally, the Company has revised the disclosure on page 73 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Other Investments” to further describe its investment in HA EnergySource. As such, the Company believes that it has applied the relevant disclosures from Guide 3 as it releases to its investment in financing receivables and other investments.

Sonia Gupta Barros, Esq.

Angela McHale, Esq.

United States Securities and Exchange Commission

February 15, 2013

Consolidated Statements of Operations, page F-29

8.	We note your response to prior comment 11 and your revisions to your filing. Please further revise your filing to present “(Loss) income from equity method investments in affiliate” within other income. Please refer to Rule 9-04 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 61 and F-29 under the captions “Prospectus Summary—Summary Financial Data,” “Selected Pro Forma and Historical Financial Operating Data” and “Hannon Armstrong Capital, LLC Consolidated Statements of Operation,” respectively, in order to present “(Loss) income from equity method investment in affiliate” within other investment revenue.

Notes to Consolidated Financial Statements, page F-33

2. Summary of Significant Accounting Policies, page F-33

Equity Method Investment in Affiliate, page F-36

9.	We note your response to our prior comment 13. Please revise your filing to disclose how you accounted for the consolidation of HA EnergySource during August 2012.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-18, F-26, F-37 and F-49 under the captions “Hannon Armstrong Capital, LLC Notes to Condensed Consolidated Financial Statements, December 31, 2012,” “Hannon Armstrong Capital, LLC Notes to Condensed Consolidated Financial Statements, December 31, 2012,” “Hannon Armstrong Capital, LLC Notes to Consolidated Financial Statements, September 30, 2012” and “Hannon Armstrong Capital, LLC Notes to Consolidated Financial Statements, September 30, 2012,” respectively, to disclose that as both Hannon Armstrong and HA EnergySource are under the common control of MissionPoint HA Parallel Fund, L.P., Hannon Armstrong determined that the distribution of its equity interest in HA EnergySource was a common control transaction (i.e., the transaction did not result in a change in control at the ultimate controlling shareholder level). Accordingly, under ASC 810, Hannon Armstrong did not account for the consolidation at fair value, but rather, accounted for the transaction at the carrying amount of the net assets consolidated (i.e., HA EnergySource’s investment in EnergySource, LLC).

Sonia Gupta Barros, Esq.

Angela McHale, Esq.

United States Securities and Exchange Commission

February 15, 2013

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosures

cc:	Securities and Exchange Commission

Jennifer Monick

Kevin Woody

Rochelle Plesset

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Jeffrey W. Eckel

Steven L. Chuslo

J. Brendan Herron

Fried, Frank, Harris, Shriver & Jacobson LLP

Paul D. Tropp

Clifford Chance US LLP

Andrew S. Epstein